DBS GROUP HOLDINGS

03003684

82-3172

21 Mar 2002

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
FEB - 5 2003
WASH. D.C. 181 SECTION

Dear Sirs

SUPPL

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 21 Mar 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
6878 8841 (DID)

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Enc

dw 2/10

Registration No: 1999 01152m

This is Not A Receipt Unless it is Machine Receipted

RCB 149282 21/03/2002 $10.00

MAIL BOX NO : __________

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

199904 FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	30,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM **24**

3 List of the allottees and an account of the shares allotted to them are as follows: Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 20 March 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	S$1,447,116,070	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,116,070	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 21 March 2002

Signature: [signature]

Name of ~~*Director~~ Assistant Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

15 Mar 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 18 Mar 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 SEPTEMBER 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets, if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 15 March 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	1,447,086,070	S$66,475,374	25,106,101
Paid-up Share Capital	1,447,086,070	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 15 March 2002

Signature: [signature]

Name of ~~*Director~~/Assistant Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : 199901152M

This is Not A Receipt Unless it is Machine Receipted

DBS Group Holdings Ltd

MAIL BOX NO : __________ RCB 144553 18/03/2002 $10.00

(for Mailbox Subscribers)

RCB

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBSBANK

13 Mar 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 13 Mar 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
6878 5246 (DID)

Enc

THE DEVELOPMENT BANK OF SINGAPORE LTD
Secretariat 6 Shenton Way, #39-02, DBS Building Tower One, Singapore 068809. Telephone: 65-2201111 Facsimile: 65-2221035 Cable: DBSBANK
Telex: RS 24455 SWIFT Dest: DBSSSGSG Website: http://www.dbs.com.sg
Biz Regn No. 49413400C (07-17-011)

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	22,554		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 13 March 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,447,084,070	S$66,475,374	25,106,101 24,163,256
Paid-up Share Capital	1,447,084,070	S$66,475,374	25,106,101 24,163,256

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 13 March 2002

Signature: ....

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.
‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS BANK

7 Mar 2002

RECEIVED FEB - 5 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of DBSH's Form 24 dated 7 Mar 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE DEVELOPMENT BANK OF SINGAPORE LTD
Secretariat 6 Shenton Way, #39-02, DBS Building Tower One, Singapore 068809. Telephone: 65-2201111 Facsimile: 65-2221035 Cable: DBSBANK
Telex: RS 24455 SWIFT Dest: DBSSSGSG Website: http://www.dbs.com.sg

Biz Regn No. 49413400C (07-17-011)

Registration No : 199901152M

DBS Group Holdings Ltd

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : __________ RCB 133619 07/03/2002 $20.00

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	5,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 5 Mar 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,447,012,500	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,012,500	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 6th March 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: DBS.GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	16		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6,29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 5 March 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,447,012,516	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,012,516	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 6th March 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

18 Dec 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 18 Dec 2001 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
878 8841 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	5,800		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share — paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 14 December 2001

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	2,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,446,813,612	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,446,813,612	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 18 December 2001

Signature: ....

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

25 Feb 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 25 Feb 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
878 5246 (DID)

ENCS

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	144		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 22 February 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,961,484	S$66,475,374	25,106,101
Paid-up Share Capital	1,446,961,484	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 22/2/2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

21 Feb 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 21 Feb 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
878 6444 (DID)

ENCS

Registration No : PBS Group Holdings Ltd

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : ____________ 199904652M RCB 118322 21/02/2002 $10.00

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 SEPTEMBER 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	14,024		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Printed by Government Printers

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 21 February 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,961,340	S$66,475,374	25,106,101
Paid-up Share Capital	1,446,961,340	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 21 February 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

25 Feb 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 25 Feb 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 25 February 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,971,484	S$66,475,374	25,106,101
Paid-up Share Capital	1,446,971,484	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 25 February 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.
†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : 199901152M

This is Not A Receipt Unless it is Machine Receipted

DBS Group Holdings Ltd

MAIL BOX NO : ______ RCB 121163 25/02/2002 $10.00

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

28 Feb 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 27 Feb 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

[signature]

Faridah Beevi (Ms)
Bank Executive
Secretariat
878 8841 (DID)

Enc

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 27 Feb 02

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	25,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,446,996,484	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,446,996,484	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 27 February 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

28 Feb 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 28 Feb 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
878 6444 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 28 February 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,998,484	S$66,475,374	25,106,101
Paid-up Share Capital	1,446,998,484	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 28 February 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.
†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : DBS Group Holdings Ltd

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : ________ 199901665 RCB 126591 01/03/2002 $10.00

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

5 Mar 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 5 Mar 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
6878 5246 (DID)

Enc

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 5 Mar 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	9,016		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,447,007,500	S$66,475,374	25,106,101
Paid-up Share Capital	1,447,007,500	S$66,475,374	25,106,101

CERTIFICATE ‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 5/03/2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

29 Jan 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 28 Jan 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
878 8841 (DID)

Enc

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 28 Jan 02

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 2

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,446,947,316	S$66,475,374	S$24,300,010
Paid-up Share Capital	S$1,446,947,316	S$66,475,374	S$24,300,010

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 28 January 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

24 Oct 2001

RECEIVED
FEB - 5 2003
SEC MAIL PROCESSING
WASH. D.C. 181 SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 24 Oct 2001 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
878 8841 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 ~~(6)~~ of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	-	-	-
Nominal amount of each share	-	-	-
Amount paid or due and payable on each share paid	-	-	-
due and payable	-	-	-
Amount of premium paid or payable on each share	-	-	-

2 For a consideration other than cash (~~*See Form 25~~/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	1,891	-	-
Nominal amount of each share	S$1.00	-	-
Amount to be treated as paid on each share	S$1.00	-	-

The consideration for which the shares have been so allotted is as follows:

Conversion of Non-Voting Convertible Preference Shares pursuant to Article 5A(iii) of the Company's Memorandum & Articles of Association in connection with the exchange of Zero Coupon Guaranteed Privatisation Exchangeable Notes due 2004 for ordinary shares of the Company.

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:

~~Please see certificate attached.~~

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 23 October 2001

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Printed by Government Printers

Form 24 Continuation Sheet 2

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-Voting Redeemable Convertible Preference Shares Preference	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	2,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	S$1,216,932,956	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,216,932,956	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

~~(d) the shares referred to in this return were allotted for cash~~;

(e) the shares referred to in this return were allotted for a consideration other than cash ~~and the number of persons to whom the shares have been allotted exceeds 500~~.

Dated: 24 October 2001

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Printed by Government Printers

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

Name of person lodging this form: Claire Tham Li Mei (Ms)

*NRIC/~~Passport~~ No: S1786987F

Address: 6 Shenton Way, DBS Building, Singapore 068809

Designation: Assistant Secretary

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Letter

(2) Date of document:

(3) The text of the document is as follows: 24 October 2001
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on:

.... Signature of person making lodgment

.... Signature of Witness

....
*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: Claire Tham (Ms)	Date of Registration:
Address: 6 Shenton Way, DBS Building Singapore 068809	Receipt No:
Tel No: 878 6076	
A/c No: Fax No: 222 1035	Checked By:

Printed by Government Printers

DBS GROUP HOLDINGS

24 Oct 2001

The Officer-in Charge
The Registrar of Companies
10 Anson Road #05-01/15
International Plaza
Singapore 079903

DBS GROUP HOLDINGS LTD ("DBSH")
EXCHANGE OF ZERO COUPON GUARANTEED PRIVATISATION EXCHANGEABLE NOTES DUE 2004 (PENS)

Under the terms of the PENS issue, each PENS is exchangeable for 1 DBS Group Holdings Ltd Ordinary share without any further consideration being payable by the PENS holder.

CERTIFIED BY

CLAIRE THAM LI MEI
ASSISTANT SECRETARY
DBS GROUP HOLDINGS LTD

DBS GROUP HOLDINGS

16 Aug 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 16 Aug 2001 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
878 8841 (DID)

Enc

DBS GROUP HOLDINGS LTD 6 Shenton Way, DBS Building Tower One, Singapore 068809. Telephone: 65-2201111 Facsimile: 65-2221035
Cable: DBSBANK Telex: RS 24455 SWIFT Dest: DBSSSGSG Website: http://www.dbs.com

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 SEPTEMBER 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	12,235		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Printed by Government Printers

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	~~Preference~~ Non-voting redeemable convertible preference shares	~~Others~~ Non-voting convertible preference shares
Authorised Share Capital	2,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	S$1,216,824,641	S$66,475,374	S$25,107,992
Paid-up Share Capital	S$1,216,824,641	S$66,475,374	S$25,107,992

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 16 August 2001

Signature: [signature]

Name of ~~*Director~~/Assistant Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Printed by Government Printers

DBS GROUP HOLDINGS

12 Mar 2002

RECEIVED
FEB - 5 2003
SEC MAIL PROCESSING
WASH. D.C. 181 SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 12 Mar 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
6878 6444 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	38,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 12 March 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,447,061,516	S$66,475,374	25,106,101
Paid-up Share Capital	1,447,061,516	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 12 March 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : DBS Group Holdings Ltd This is Not A Receipt Unless it is Machine Receipted

199901152 RCB 139022 12/03/2002 $10.00

MAIL BOX NO ______________
(For Mailbox Subscribers)

THE DEVELOPMENT BANK OF SINGAPORE LTD

RCB

REGISTRY OF COMPANIES AND BUSINESSES

199904 FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

8 Mar 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of DBSH's Form 24 dated 8 Mar 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
6878 8841 (DID)

Enc

Registration No : 1999 01152m

This is Not A Receipt Unless it is Machine Receipted

RCB 149282 21/03/2002 $10.00

THE DEVELOPMENT BANK OF SINGAPORE LTD

MAIL BOX NO : __________

(for Mailbox Subscribers)

RCB

REGISTRY OF COMPANIES AND BUSINESSES

199904

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 7 March 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	6,452		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
Fax No: 222 1035

A/c No:

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,447,018,968	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,018,968	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 8 March 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS .GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	4,548		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 7 March 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,447,023,516	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,023,516	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 8 March 2002

Signature: ....

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.